Exhibit 99.1

TD Bank Group Comments on Expected Impact of TD Ameritrade

Holding Corp.'s Fourth Quarter Earnings

Toronto, October 29, 2013 - TD Bank Group announced today that it expects TD Ameritrade's fourth quarter earnings to translate into a contribution of approximately CDN$77 million to fiscal 2013 fourth quarter net income for its Wealth and Insurance segment, which will be reported under International Financial Reporting Standards.

TD Bank Group will release its fourth quarter financial results and webcast its quarterly earnings conference call live on December 5, 2013. Conference call and webcast details will be announced closer to that date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Wealth, TD Direct Investing, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million active online and mobile customers. TD had CDN$835 billion in assets on July 31, 2013. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Amanda Tran, Corporate Communications, Amanda.Tran@td.com, 416-983-7212; Rudy Sankovic, Investor Relations, 416-308-9030